EXHIBIT 4.3

SATISFACTION AND RELEASE OF PROMISSORY NOTES AND SECURITY INTERESTS

Witnesseth: That Stanford International Bank Ltd., the owner and holder of various promissory notes and security agreements (collectively, the “Instruments”) issued or made by eLandia Solutions, Inc. fka Centra Industries, Inc. and/or eLandia Technologies Inc. fka eLandia Solutions, Inc. (collectively, the “Issuer”) including but not limited to:

(1)	Loan and Security Agreement, dated May 20, 2004, by and between the Issuer and Stanford Venture Capital Holdings, Inc. (“SVCH”), as amended by that First Amendment to Loan and Security Agreement, dated as of November 24, 2004, evidencing a loan in the maximum principal amount of $8,500,000.

(2)	Renewal Revolver Promissory Note, dated November 24, 2004, in the principal amount of $8,500,000 executed by the Issuer in favor of SVCH.

(3)	Secured Revolver Note, dated October 25, 2004, in the principal amount of $2,500,000 executed by Centra Industries, Inc., a Delaware corporation and Midwest Cable Communications of Arkansas, Inc., an Arkansas corporation (subsequently assumed by the Issuer) in favor of SVCH.

(4)	Security Agreement, dated as of October 25, 2004, by and among Centra Industries, Inc. and Midwest Cable Communications of Arkansas, Inc. (subsequently assumed by the Issuer), and SVCH.

(5)	Promissory Note in the principal amount of $300,000 executed by the Issuer in favor of SVCH.

Hereby acknowledges full release and satisfaction of said Instruments and agrees to surrender the same as cancelled.

In Witness Whereof, the said corporation has caused these presents to be executed in its name, and its corporate seal to be hereunto affixed, by its proper officer(s) thereunto duly authorized, on January 30, 2005. Signed, sealed and delivered in our presence:

Stanford International Bank Ltd.

By:	/s/ James M. Davis
James M. Davis, Chief Financial Officer